SYMS CORP
One Syms Way
Secaucus, NJ 07094

September 14, 2011

VIA EDGAR

Edwin S. Kim, Esq.
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

Re:	Syms Corp

Form 10-K for the Fiscal Year Ended February 27, 2010
Filed May 13, 2010

Form 10-K for the Fiscal Year Ended February 26, 2011
Filed May 13, 2010

File No. 001-08546

Dear Mr. Kim:

This letter is submitted on behalf of Syms Corp (the “Registrant,” “Syms” or the “Company”) in connection with the comment letter e-mailed by the Staff to the Registrant on August 2, 2011.  The Staff’s comments have been retyped below in italics, and are followed by the Company’s responses thereto. All page references are to the documents as filed by the Registrant with the Commission.

Form 10-K for the Fiscal Year Ended February 26, 2011 Filed on May 13, 2011
Management’s Discussion and Analysis, page 12
Liquidity and Capital Resources, page 18

Comment 1:  We note your response to comment six of our letter dated June 7, 2011.  We also note the statement on page six of your Form 10-K regarding “trade credit from factors, vendors and service providers.”  In future filings where you discuss the sufficiency of your working capital, please further clarify in quantitative and qualitative terms the extent of your reliance on and availability of trade credit.  Please provide draft disclosure.

Response:  In response to the Staff’s Comment 1, please see the draft disclosure below:

The Company currently purchases first-quality, in-season designer and brand name merchandise from more than 900 vendors at prices it believes to be below those generally available to major department and specialty stores.  Historically the vast majority of the Company’s purchases have been made under credit terms with its vendors that allow the Company to pay the related invoice 30 - 60 days following the receipt of merchandise.  Although the Company has maintained long-term business relationships with many of these vendors, there can be no assurance that it will be able to continue to purchase first-quality, in-season merchandise from these vendors in the same breadth of styles and sizes, in the same or greater volumes, at prices as favorable as those currently available to the Company, and under credit terms similar to those historically granted.  If the Company fails to maintain its relations with its existing vendors, or to enhance the quality of merchandise supplied to the Company, or if the Company cannot maintain existing sources of supply or attract new vendors of in-season brand name and designer merchandise, its ability to obtain a sufficient amount and variety of merchandise at favorable prices and under acceptable credit terms may be limited.  Limitations in these areas could have a significant negative impact on the Company’s competitive position and its liquidity, and the Company’s results of operations could be materially and adversely affected.  Furthermore, if the Company is unable to maintain or continue to obtain trade credit from factors, vendors and service providers on favorable terms, it may not be able to develop or enhance its merchandise or respond to competitive pressures, any of which could have a material adverse effect on the Company’s business.

Note 6 – Acquisition of Filene’s Basement, Page F-14

Comment 2: We reviewed your response to our prior comment nine.  Your response did not address our comment in its entirety, thus the comment will be partially reissued.  Please provide us with the agreement(s) that memorialize Vornado’s contribution of purchase price relating to (i) the termination of the Downtown Crossing lease ($16.8 million) as referred to in Section 8.7 of the asset purchase agreement and (ii) your intention to amend the leases for the Union Square and Paramus location ($8.3 million).

Response:  The $16.8 million relating to the termination of the Downtown Crossing lease was memorialized in a separate agreement, which has been submitted supplementally to the Staff on paper, and confidential treatment of this agreement has been requested pursuant to Exchange Act Rule 12b-4 and SEC Rule 83(c).  The Vornado contribution of $8.3 million referred to in the Staff’s comment was not documented in the same manner.  Vornado provided the funding as an incentive for the Company to assume the leases at Union Square (as modified) and in Paramus (in the existing form).  This raised a question as to whether such leases had been assumed on terms that represented rates above market, thereby reinforcing management’s decision to have the leases evaluated by an outside expert.  That valuation process supported management’s expectation that the leases ultimately assumed were on terms that reasonably approximated fair market terms.  Accordingly no deferred rent credit was established in the allocation of the purchase price.  At the time of finalizing the Company’s purchase accounting, and again upon the question being raised in the Staff’s comment letter, the Company considered whether the lack of specific documentary evidence regarding the $8.3 million should have had an impact on the purchase accounting.  Since the Company knew of no other relationships with Vornado other than the two leases in question, and the fair value of those leases was evaluated, it concluded there was no basis to attribute the $8.3 million to any other acquired asset or assumed liability and felt comfortable that its allocation of purchase price was appropriate.  Despite having another pre-existing lease with Vornado on the Company’s Syms store in Woodbridge, NJ (noted in the Company’s prior response dated July 6, 2011), Company management also saw no basis to consider that lease as part of the evaluation.

Comment 3:  We note in your response to our prior comment nine that a third party valuation of all assumed leases was completed in conjunction with your purchase price allocation.  Tell us how the fair values of the other assets acquired and liabilities assumed were determined and the methods used.  In your response, also tell us how your inability to timely file your audited financial statements related to FB and your access to its records impacted your determination.  We may have further comments upon reviewing your response.

Response:  On June 18, 2009, Syms Corp acquired certain inventory, fixed assets and equipment, intellectual property and real property leases and certain other net assets of Filene’s Basement, Inc. (“FB”)  In accordance with FASB Statement No. 141, “Business Combinations” (now ASC Topic 805), the assets acquired and liabilities assumed were recorded at fair value at the acquisition date.  As previously indicated, the Company engaged a third party valuation firm to assist in the determination of fair value of the assets acquired and liabilities assumed (if any).  The methods utilized by the valuation firm to determine fair value for the specific assets was as follows:

•	Inventory was valued at estimated selling price less the estimated cost of disposition and a reasonable profit allowance for the selling effort.

•
In estimating the fair value of the leasehold improvements and personal property, the cost approach was the principal methodology used.  The valuation firm and Company believe this approach provided the most accurate reflection of the assets’ values to the owner-user on an on-going basis.  This valuation basis should reflect the remaining value to the Company in its use of the assets.  The cost approach is based on the amount that would be currently required to replace the service capacity / utility of an asset.

•
The fair value of the trademark was determined using an average of two income approach methodologies: (i) the relief from royalty method; and (ii) the excess earnings approach. The resulting fair value was considered reasonable when considering qualitative factors, such as FB’s strong reputation within its market niche, and the trademark being a key driver of sales the customers are primarily transactional in nature.

•
The fair value of the customer list was determined using a cost approach and was considered reasonable based on a consideration of certain qualitative factors, such as the transactional relationship with customers in the list and the relative ease with which the list could be reproduced from a list broker.  Accordingly, the fair value assigned to the customer list was minimal.

The inability to timely file the audited historical financial statements of FB was really of no consequence relative to the completion of the Company’s evaluation of the FB purchase accounting.  Shortly after closing, the Company had sufficient access to the FB financial records related to the acquired business (23 stores) and the Company had assistance from the Sellers’ financial management.  This allowed the Company to apply the necessary procedures to the financial information of the acquired stores and timely complete the purchase accounting and the required footnote disclosures on pro-forma operating results relating to the FB acquisition.  The FB financial statements to be audited and ultimately included in the Form 8-K represent the entire FB segment of the Sellers’ business, which include both the stores acquired by Syms and the remainder of the FB stores not acquired by Syms.  This information would have therefore been of little additional value in the completion of purchase accounting.  Despite the fact that the FB audited financial statements were not essential to the completion of purchase accounting, Company management continued to push for the production of these financial statements and the completion of the related audit. However, that process remained substantially within the control of the Sellers and their auditors, with the Company’s requests having little impact on the timing of completion.

Part III Information Incorporated By Reference in the Definitive Proxy Statement Filed June 24, 2011
Executive Compensation, page 11

Comment 4:  In responding to comment 13 of our letter dated February 23, 2011 and comment 3 of our letter dated April 21, 2011, you provided draft Compensation Discussion & analysis disclosure regarding the how bonuses are determined and the operation of your compensation committee.  Your response letters submitted on April 6, 2011 and May 5, 2011 indicate that you would provide similar disclosure in future filings.  We are unable to locate any similar disclosure in your Form 10-K for the fiscal year ended February 26, 2011 and the Part III disclosures incorporated from your proxy statement filed on June 24, 2011.  Please amend your Form 10-K for the fiscal year ended February 26, 2011 to provide the requested disclosure.

Response: The Company respectfully submits that the discussion regarding executive compensation on pages 5 and 13 of the Company’s proxy statement filed on June 24, 2011 (the “Company’s Proxy Statement”) contains the disclosures the Company described in its May 5, 2011 response to Comment 3 of the Staff's comment letter dated April 21, 2011.  In particular, paragraph 5 on page 5 discusses the role of the full Board of Directors in certain compensation decisions.  The chart on Page 13 indicates the pay decrease of the Company’s CEO from fiscal 2008 to fiscal 2009 and the stagnant pay when comparing fiscal 2009 to fiscal 2010.  In addition, the disclosure provided in the second paragraph of the Company’s April 6, 2011 response to Comment 13 of the Staff’s February 23, 2011 Comment Letter is contained on page 5 of the Company’s Proxy Statement (specifically, the disclosure that discusses the role of the full Board of Directors in certain compensation decisions).  The first paragraph of the Company’s response set forth in its April 6, 2011 response letter is not included in the proxy statement as it addresses bonuses paid in respect of fiscal 2009.  As described in the Company’s Proxy Statement, bonuses are granted on a case by case basis depending on a number of factors.  Since no bonuses were paid for fiscal 2010, the Company could not provide further information with respect to bonuses paid in fiscal 2010.  The Company believes that to have elaborated further on a bonus that was not paid would have been confusing to shareholders.  If bonuses are granted in respect of future fiscal years, the Company will provide disclosure substantively similar to that provided in paragraph 1 of the Company’s response set forth in its April 6, 2011 response letter based specifically on those bonuses so that information and analysis can be provided in a clear and concise manner.  Therefore, the Company believes the Company’s Proxy Statement contains disclosure responsive to the Staff’s comments and respectfully submits that no further information or disclosure beyond that which is already contained in the Company’s filings is necessary or appropriate at this time.

Form 8-K filed June 24, 2009
Exhibit 10.1

Comment 5:  We note the asset purchase agreement between FB (seller) and SYL LLC (buyer) dated June 18, 2009 refers to the assets transferred listed in Schedules 1.2(a) thru 1.1(d).  Please provide us with such schedules.  We may have further comments upon review of such schedules.

Response:  As discussed with the Staff, the Company is providing Schedules 1.2(a) thru 1.1(d) of the asset purchase agreement supplementally on paper, together with a confidential treatment request for such schedules pursuant to Exchange Act Rule 12b-4 and SEC Rule 83(c), as such schedules are schedules to a plan of acquisition containing information that is not material to an investment decision under Rule 601(b) of Regulation S-K (17 CFR 229.601(b)(2)).

*****

SYMS CORP
One Syms Way
Secaucus, NJ 07094
Syms Corp hereby acknowledges that:

•	Syms Corp is responsible for the adequacy and accuracy of the disclosure in the filings referenced in this letter;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings referenced in this letter; and

•	Syms Corp may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you should have any questions concerning this letter, please do not hesitate to call the undersigned (at 201-902-9600, ext.645) or Laura Brandt of Syms Corp (at 201-902-9600, ext. 613).

Very truly yours,

SYMS CORP

By:	/s/ Laura McCabe Brandt
Name: Laura McCabe Brandt
Title: Vice President & General Counsel

cc:	Securities and Exchange Commission
James Lopez, Esq.
Mr. Raj Rajan
Mr. Brian Bhandari

Syms Corp
Gary Binkoski